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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                           PERSISTENCE SOFTWARE, INC.
                       (Name of Subject Company (Issuer))

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                           PERSISTENCE SOFTWARE, INC.
                        (Name of Filing Person (Offeror))

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            OPTIONS UNDER PERSISTENCE SOFTWARE, INC. 1997 STOCK PLAN
              TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE,
                HAVING AN EXERCISE PRICE OF $1.00 OR MORE HELD BY
                         CERTAIN EMPLOYEE OPTION HOLDERS
                         (Title of Class of Securities)

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                                   715329 10 8
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                CHRISTINE RUSSELL
                             CHIEF FINANCIAL OFFICER
                           PERSISTENCE SOFTWARE, INC.
                     1720 SOUTH AMPHLETT BLVD., THIRD FLOOR
                           SAN MATEO, CALIFORNIA 94402
                                 (650) 392-3600

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)


                                    COPY TO:
                                  LAUREL FINCH
                                VENTURE LAW GROUP
                               2775 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-4488

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[X]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

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     This filing relates solely to preliminary communications made before the commencement of an anticipated tender offer by Persistence Software, Inc. (the "Company"). The Company's Proxy Statement in connection with its Annual Meeting of Stockholders for the year ended December 31, 2000, filed with the Securities and Exchange Commission on April 27, 2001, contains the notice set forth below with respect to the anticipated tender offer. The Proxy Statement is incorporated herein by reference.

OPTION EXCHANGE PROGRAM FOR EMPLOYEES

     As of the date of this Proxy Statement, the Company is in the process of preparing an option exchange program, which will allow each employee of the Company to tender for exchange on a 1-for-1 share basis any outstanding options held by the employee to purchase the Company's Common Stock, granted under the 1997 Stock Plan and having an exercise price in excess of $1.00, for new options to purchase the Company's Common Stock, having an exercise price equal to the closing sale price of the Company's Common Stock on the date of grant, as reported by The Nasdaq Stock Market. Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged, such that the total number of shares vested under the new options as of their date of grant will be equal to the number of shares that would have been vested on that grant date had the exchanged options not been cancelled and instead continued to vest in accordance with their terms. The date of grant for the new options will be on or about the first business date that is six months and one day after the scheduled expiration date of the tender offer for the option exchange. In order to be eligible for the option exchange, a participating employee must be an employee of the Company from the date the exchanged option is tendered through the grant date of the new option. The Company anticipates that the tender offer for the option exchange will commence on or about May 9, 2001 and will expire on or about June 7, 2001.

     THIS NOTICE IS NOT AN OFFER TO PURCHASE SECURITIES. HOLDERS OF THE COMPANY'S SECURITIES SHOULD READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION CONCERNING THE OPTION EXCHANGE PROGRAM. THE TENDER OFFER STATEMENT CAN BE OBTAINED WITHOUT CHARGE AFTER IT IS FILED AT A WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. IN ADDITION, THE TENDER OFFER STATEMENT IS AVAILABLE TO INVESTORS WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY, DIRECTED TO CHRISTINE RUSSELL, CHIEF FINANCIAL OFFICER, PERSISTENCE SOFTWARE, INC., 1720 SOUTH AMPHLETT BLVD., THIRD FLOOR, SAN MATEO, CALIFORNIA 94402.